February 8, 2022

VIA EDGAR

United State Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Modular Medical, Inc.
Registration Statement on Form S-1
Registration No. 333-260682
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Modular Medical, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on Wednesday, February 9, 2022, or as soon thereafter as possible.

* * * *

Very truly yours,

MODULAR MEDICAL, INC.

By:	/s/ Ellen O’Connor Vos
Ellen O’Connor Vos
Chief Executive Officer

16772 West Bernardo Drive, San Diego, CA 92127 – 858.800.3500 – modular-medical.com